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February 7, 2017	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Tom Kluck, Legal Branch Chief, Office of Real Estate and Commodities

Re:	Porto Holdco B.V.
Amendment No. 1 to Registration Statement on Form S-4
Filed by Porto Holdco B.V.
Filed January 20, 2017
File No. 333-215162

Dear Mr. Kluck:

This letter is sent on behalf of Porto Holdco B.V. (“Holdco”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated February 1, 2017 (the “Comment Letter”) regarding the above-referenced filing.

Please note that Holdco today filed with the Commission Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of Holdco’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of Holdco’s responses in the same order as presented in the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-4 filed on January 20, 2017

General

1.	Comment: We note your response to comment 1. Please advise us why the issuance of shares in connection with the Pace Merger should be viewed as one transaction with the exchange and

Mr. Tom Kluck February 7, 2017 Page 2

issuance of shares in Holdco for purposes of Section 5 of the Securities Act. Your response should explain the reasons for the Pace Merger and discuss the characteristics of the Pace Merger and New Pace securities that support that view. Please see Division of Corporation Finance, No-Action Letter, Oak Leaf B.V. (June 18, 2013).

Response: The Staff’s comment is noted. We respectfully submit that it is our view that the issuance of New Pace securities described in Amendment No. 2 is not a separate offer and sale of securities required to be separately registered pursuant to Section 5 of the Securities Act, as these securities do not possess the traditional incidents of ownership and are not subject to investment risk. The reason for the Pace Merger is to set up the transaction structure such that the shareholders of Pace Holdings Corp. are shareholders of a Dutch limited liability company. This allows Playa, which is a Dutch limited liability company, to merge with and into a Dutch limited liability company, which facilitates the merger process.

New Pace shares are to be issued in the Pace Merger merely as an intermediate, transitory step in the Business Combination transaction that Pace shareholders are being asked to consider and vote upon. We note that Pace shareholders will ultimately receive shares of Holdco upon the closing of the Business Combination without having to take additional action – i.e., Pace shares will be exchanged for New Pace shares, which will then immediately be exchanged for Holdco shares. We also note that when Pace shareholders consider the Business Combination, they will be informed of all the transaction’s intermediate steps, including those comprising the Pace Merger. Additionally, all of these intermediate steps will occur at a moment in time at consummation of the Business Combination. Further, the New Pace shares will not be listed on an exchange and will have no public market. Pace shares will be exchanged for New Pace shares on a share-for-share basis, with no other basis to support a value for the New Pace shares. Furthermore, under the Transaction Agreement, the New Pace shares will not actually be issued to Pace shareholders. Rather, the New Pace shares will be issued to an exchange agent, to be exchanged on behalf of the Pace shareholders for Holdco shares. Pace shareholders will not have the ability to transfer, vote or receive dividends on the New Pace Shares and will have no continuing direct interest in New Pace following consummation of the Business Combination. As such, it is our view that Pace shareholders will be making a single investment decision when considering and voting upon the Business Combination and that separate registration of the New Pace shares would serve no regulatory or investor protection purpose.

The Oak Leaf B.V. letter and the precedents cited therein involved situations in which securities issued as an intermediate, transitory step in a business combination transaction neither possessed traditional incidents of ownership nor were subject to investment risk. We believe that the transitory, intermediate nature of the New Pace shares and the disclosures provided to the Pace shareholders in connection with the overall Business Combination regarding the intermediate steps comprising the Pace Merger support a similar conclusion that the issuance of the New Pace shares does not require separate registration under the Securities Act.

Mr. Tom Kluck February 7, 2017 Page 3

The Pace Board’s Reasons …, page 118

2.	Comment: We note your response to comment 10. Please expand your disclosure to address the relevant factors that the board considered in making the determination that the consideration to be paid by Pace to the Playa shareholders is fair to and in the best interests of Pace and its stockholders.

Response: The Staff’s comment is noted. Holdco has revised the disclosure on pages 28, 118 and 121 to reflect the Staff’s comment.

Management of Holdco after the Business Combination, page 280

3.	Comment: We note you revised the description of Mr. Peterson’s experience and removed the disclosure regarding his specific skills and experience that led to the conclusion that he should serve as a director. Please revise to provide the disclosure required by Item 401(e) of Regulation S-K.

Response: The Staff’s comment is noted. Holdco has revised the disclosure on pages 198 and 283 to reflect the Staff’s comment.

Exhibit 99.1

4.	Comment: Please note that if Playa Hotels would be required under Rule 14a-4(a)(3) of the Exchange Act to present separately on a form of proxy any provision of the new entity’s organizational documents that is a term of the transaction agreement, then a target, such as Pace Holding Corp., subject to Regulation 14A must also present the same provision separately on its form of proxy. Please revise Pace’s proxy card to include any material provisions that represent material changes from Playa’s organizational document that would require approval of Playa’s shareholders under that jurisdictional law if proposed to be made directly to its organizational documents. See CDI, Exchange Act Rule 14a-4(a)(3), Question 201.02.

Response: The Staff’s comment is noted. Holdco respectfully advises the Staff that Pace Holdings Corp., rather than Playa Hotels, is the acquiror for purposes of CDI, Exchange Act Rule 14a-4(a)(3), Question 201.02, in that former shareholders of Pace Holdings Corp. will own a majority of the shares of Holdco upon consummation of the Business Combination. As referenced on page 22, the shareholders of Pace Holdings Corp. immediately prior to consummation of the Business Combination will own approximately 53.7% of Holdco immediately following the consummation of the Business Combination, comprised of (i) 7.0% held by TPACE Sponsor Corp., (ii) 41.9% held by former public shareholders of Pace Holdings Corp., and (iii) 4.8% held by investors in the Private Placement who will purchase Pace Ordinary Shares. In compliance with CDI, Exchange Act Rule

Mr. Tom Kluck February 7, 2017 Page 4

14a-4(a)(3), Question 201.02, Holdco has previously included in the Registration Statement and Pace Holdings Corp.’s proxy card Proposal No. 3 for consideration by Pace Holdings Corp.’s shareholders of the material differences affecting shareholders rights not otherwise required by Dutch law as compared to the provisions set forth in Pace Holdings Corp.’s amended and restated memorandum and articles of association. Accordingly, Holdco believes that, because Pace Holdings Corp. is the acquiror for purposes of CDI, Exchange Act Rule 14a-4(a)(3), Question 201.02, revising Pace’s proxy card to include any material changes from Playa’s organizational document is not required.

If you have any questions or would like further information concerning Holdco’s responses to the Comment Letter, please do not hesitate to contact me at (214) 746-7779. Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail
Pedro Gouveia Fernandes das Neves, Managing Director
Kyle C. Krpata, Esq.
Christopher R. Machera, Esq.
Michael E. McTiernan, Esq.